Exhibit 21.1
Seahawk Drilling, Inc. Subsidiaries

Company Name	Jurisdiction
Gulf of Mexico Personnel Services S. De R.L. De C.V.	Mexico
Mexico Drilling Limited LLC	Delaware
Mexico Offshore Management S. De R.L. De C.V.	Mexico
Pride Central America, LLC	Delaware
Pride Drilling, LLC	Delaware
Pride Internacional de Mexico LLC	Delaware
Pride Mexico Holdings, LLC	Delaware
Redfish Holdings S. De R.L. De C.V.	Mexico
[U.S. GOM Rig Owner] LLC	Delaware